Exhibit 99.(d)(16)

OVERLOAN PROTECTION RIDER

An Additional Benefit of this Policy

Issued By

Rider Benefit

This rider will prevent Your policy from lapsing due to excessive loans.  In order to receive the rider benefit, the conditions specified in this rider must be satisfied and You must elect to receive the benefit by written request to Us.  For purposes of this rider, “Specified Amount” means base policy Specified Amount plus Additional Life Rider Specified Amount, if any.

Tax Consequences

It is possible that when You elect this benefit the Indebtedness may be considered taxable by the Internal Revenue Service. You should consult Your attorney, accountant or other tax adviser before requesting an advance under this rider.

Rider Charge

There is a one-time charge equal to the Overloan Protection Rider Charge multiplied by the Account Value on the date You make an election to invoke the rider benefit. This charge will be deducted from your Account Value. There is no charge if the rider benefit is never elected.

The maximum Overloan Protection Rider Charge is shown on the Policy Schedule.  At Our option, We may charge less than the maximum rate shown.  The charge may vary by the age of the Insured on the date of the election.

Specified Amount After Election	If You make an election to invoke the rider benefit, the new Specified Amount under the policy will equal 105% of: (1) the Account Value on the date the benefit is elected; less (2) the rider charge.

Conditions for Election

You may elect to receive the paid-up insurance benefit only if:

    (1)   the Insured is age 75 or older;

    (2)   the policy is in its 11th policy year or later;

    (3)   the outstanding Indebtedness is greater than 92.5% but less than 96% of the Account Value; and

    (4)   the outstanding Indebtedness must be greater than the Specified Amount.

You may satisfy condition (3) by repaying a portion or Your loan.  You may satisfy condition (4) by reducing the Specified Amount.

Changes to Policy Upon Election

When the rider benefit is invoked, the following changes will apply to Your policy:

     (1)   Your Death Benefit will be Death Benefit Option 1;

     (2)   You may not change the Specified Amount or the Death Benefit Option;

     (3)   You may not make additional premium payments, though You may make loan repayments;

     (4)   You may not make partial withdrawals or request additional loans;

     (5)   no Monthly Policy Charges will be deducted;

     (6)   any attached riders with a separate charge, other than an Additional Life Rider, will terminate;

     (7)   Indebtedness will remain outstanding but the policy loan interest rate will be set equal to the current loan crediting rate; and

     (8)   for policies with more than one account option, all amounts not allocated to the Loan Account, if any, must be allocated to the Fixed Account.

Reinstatement	If the policy lapses and is reinstated, this rider will automatically be reinstated with the policy.

When Effective	The effective date of this rider is shown on the Policy Schedule.

Termination of Rider	This rider will terminate on the date the policy terminates.

Policy Terms

This rider is attached to and made a part of the policy.  The terms and definitions of the base policy apply to the rider except to the extent they are in conflict with its terms.  This rider has no values.